Exhibit 99.1

Pembina Pipeline Corporation Reports Strong Second Quarter 2014 Results and Continues Executing Growth Plans Across All Core Areas

All financial figures are in Canadian dollars unless noted otherwise. This news release contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" herein and in the Company's Management's Discussion & Analysis for the period ended June 30, 2014 ("MD&A") for more details. This news release also refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"), as identified herein. For more information about the measures which are not defined by GAAP see "Non-GAAP and Additional GAAP Measures" herein and in the MD&A, which is available on SEDAR at www.sedar.com.

CALGARY, Aug. 8, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it achieved strong financial and operational performance during the second quarter of 2014.

Financial Overview
($ millions, except where noted)	3 Months Ended June 30		6 Months Ended June 30
	2014	2013	2014	2013
Revenue	1,606	1,175	3,365	2,424
Net revenue(1)	360	295	807	610
Operating margin(1)	269	208	619	448
Gross profit	214	177	516	381
Earnings	77	93	224	184
Earnings per common share - basic and diluted (dollars)	0.21	0.30	0.65	0.61
EBITDA(1)	235	185	551	396
Cash flow from operating activities	155	151	416	383
Cash flow from operating activities per common share - basic (dollars)(1)	0.48	0.49	1.30	1.27
Adjusted cash flow from operating activities(1)	191	150	455	352
Adjusted cash flow from operating activities per common share - basic (dollars)(1)	0.59	0.49	1.42	1.16
Common share dividends declared	140	125	274	246
Preferred share dividends declared	7		13
Dividends per common share (dollars)	0.43	0.41	0.85	0.81
Capital expenditures	298	223	585	360

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

"During the second quarter of 2014, Pembina achieved strong financial results while securing an additional $460 million in new capital projects and increasing our dividend by 3.6 percent in May", said Mick Dilger, Pembina's President and Chief Executive Officer. "Our adjusted cash flow saw increases from our ongoing operating activities and both the completion of our Phase I expansions in our Conventional Pipelines business and the start up of our Saturn I facility. Our third fractionator at our Redwater site, which was announced during the quarter, will see the current fractionation capacity at our facility almost triple once it's brought on-stream."

Mr. Dilger added: "In addition to our financial results during the quarter, which included record performance by most measures, as well as the positive results thus far on our construction projects, I am most pleased about how well we performed with respect to safety. We marked over 100,000 incident-free man hours at our Redwater II construction project and for the first six months of 2014, Pembina had zero recordable lost time injuries, both amazing accomplishments."

Revenue increased 37 percent in the second quarter of 2014 to $1.6 billion from $1.2 billion in the same period of the prior year and 39 percent year-to-date compared to the first half of 2013. Net revenue increased 22 percent to $360 million during the second quarter of 2014 from $295 million during the same period of 2013. This increase was due to strong performance in Pembina's Midstream business resulting from high volumes and positive pricing, as well as revenue generated by new capital investments, namely the Saturn I Facility and the crude oil, condensate and natural gas liquids ("NGL") Conventional Pipelines expansions (the "Phase I Expansions"). Year-to-date net revenue in 2014 was $807 million compared to $610 million during the same period of 2013. The increase relative to the prior period was due to the same factors that contributed to the higher revenue and net revenue during the second quarter of 2014.

Operating expenses were $91 million during the second quarter of 2014, unchanged from the second quarter of 2013 due to timing of integrity-related spending. For the six months ended June 30, 2014, operating expenses were $186 million compared to $168 million in the same period of 2013. The increase in operating expenses for the first half of 2014 was largely the result of new assets in service, particularly the Phase I Expansions in the Company's Conventional Pipelines business and the Saturn I Facility in the Company's Gas Services business.

Operating margin totalled $269 million during the second quarter of 2014, up 29 percent from the same period last year when operating margin totalled $208 million. For the first six months of 2014, operating margin was $619 million compared to $448 million for the same period of 2013. These increases were primarily the result of the same factors that impacted revenue, net revenue and operating expenses for the periods, as discussed above.

Depreciation and amortization included in operations rose to $51 million during the second quarter of 2014 compared to $32 million during the same period in 2013. This increase was primarily a result of the $13 million impairment of non-core trucking-related assets during the second quarter of 2014 and the growth in Pembina's asset base since the prior period. For the six months ended June 30, 2014, depreciation and amortization included in operations was $103 million compared to $74 million in the first half of 2013 for the same reasons noted above.

Increased revenue and operating margin contributed to gross profit of $214 million during the second quarter and $516 million during the first six months of 2014 compared to $177 million and $381 million during the relative periods of the prior year. This represents a 21 percent and 35 percent increase, respectively.

For the three and six month period ending June 30, 2014, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $33 million and $68 million compared to $23 million and $55 million during the same periods of 2013. These increases were primarily due to the addition of new employees and consultants resulting from Pembina's growth since the second quarter and first half of 2013 as well as increased short-term and share-based incentive expenses resulting from the Company's higher share price. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Net finance costs in the second quarter of 2014 were $50 million compared to $25 million in the second quarter of 2013. For the first six months of 2014, net finance costs were $111 million compared to $76 million in the same period of the prior year. Higher net finance costs were primarily attributed to an increase in the unrealized loss relating to the revaluation of the conversion feature of the Company's convertible debentures as a result of the appreciation in Pembina's common share price during the second quarter and first half of 2014, and increased interest expense related to issuing $600 million in senior unsecured medium-term notes on April 4, 2014.

Income tax expense was $51 million for the second quarter of 2014, including current taxes of $15 million and deferred taxes of $36 million, compared to $32 million, including current taxes of $9 million and deferred taxes of $23 million in the same periods of 2013. The current taxes increased during the quarter as a result of the full utilization of certain tax pools in 2013. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities. Income tax expense was $107 million for the six months ended June 30, 2014, including current taxes of $49 million and deferred taxes of $58 million, compared to current taxes of $13 million and deferred taxes of $49 million in the same period of 2013.

Pembina generated EBITDA of $235 million during the second quarter of 2014 compared to $185 million during the second quarter of 2013 and $551 million during the first half of 2014 compared to $396 million during the first half of 2013. These increases were largely due to improved results from operating activities in Pembina's businesses which included returns on new assets, expansions and services as discussed above.

The Company's earnings decreased to $77 million ($0.21 per common share) during the second quarter of 2014 compared to $93 million ($0.30 per common share) during the second quarter of 2013. Despite improved operating margin, earnings decreased due to higher income tax expense and net finance costs, as well as increased depreciation due to the impairment of non-core trucking-related assets during the quarter ended June 30, 2014, as described above. Earnings were $224 million ($0.65 per common share) during the first half of 2014 compared to $184 million ($0.61 per common share) during the same period of the prior year. The year-to-date increase was mostly due to stronger operating margin for the first half of the year in 2014 compared to the same period in 2013.

Cash flow from operating activities was $155 million ($0.48 per common share) during the second quarter of 2014 compared to $151 million ($0.49 per common share) for the same period last year. The increase was primarily due to improved results from operating activities and a larger decrease in non-cash working capital in 2014 than in the same period in 2013. For the six months ended June 30, 2014, cash flow from operating activities was $416 million ($1.30 per common share) compared to $383 million ($1.27 per common share) during the same period last year. The year-to-date increase was primarily due to improved results from operating activities as well as a decrease in non-cash working capital in 2014 compared to a slight increase in 2013.

Adjusted cash flow from operating activities was $191 million ($0.59 per common share) during the second quarter of 2014 compared to $150 million ($0.49 per common share) during the second quarter of 2013. For the six months ended June 30, 2014, adjusted cash flow from operating activities was $455 million ($1.42 per common share) compared to $352 million ($1.16 per common share) during the same period last year. The increases for the three and six month periods were primarily due to higher cash flow from operating activities despite increased current taxes, share-based payment expenses and preferred share dividends declared.

Operating Results
	3 Months Ended June 30		6 Months Ended June 30
(mbpd, except where noted)(1)	2014	2013	2014	2013
Conventional Pipelines throughput	573	484	563	489
Oil Sands & Heavy Oil contracted capacity	880	870	880	870
Gas Services average volume processed (mboe/d) net to Pembina(2)	87	48	88	49
Midstream NGL sales volume	105	94	119	108
Total volume	1,645	1,496	1,650	1,516

(1)	mbpd is thousands of barrels per day.
(2)	Gas Services average volume processed converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.

	3 Months Ended June 30				6 Months Ended June 30
	2014		2013		2014		2013
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	122	77	101	65	239	154	197	126
Oil Sands & Heavy Oil	48	33	51	33	100	67	94	64
Gas Services	39	26	28	17	81	55	56	36
Midstream	151	131	114	92	387	340	262	220
Corporate		2	1	1		3	1	2
Total	360	269	295	208	807	619	610	448

(1)	Refer to "Non-GAAP and Additional GAAP Measures."
•	Second quarter and first half of 2014 financial and operating results in Conventional Pipelines were higher than the comparable periods of 2013 primarily because of the Phase I Expansions being placed into service in December 2013. Improved revenue for both periods was partially offset by higher operating expenses relating mainly to pipeline integrity, environmental and safety matters, volume growth and the Phase I Expansions. The Phase I Expansions increased crude oil and condensate capacity on the Peace Pipeline by 40 mbpd and NGL capacity on the Peace Pipeline and Northern System by 52 mbpd.
•	Oil Sands & Heavy Oil second quarter results remained consistent year over year despite decreased net revenue due to lower flow through operating costs. In Oil Sands & Heavy Oil, the increases in net revenue and operating margin during the first half of 2014 compared to the same period of 2013 were primarily related to higher volumes transported on the Nipisi Pipeline during the 2014 periods. This is due to the completion of a new pump station on that system, which was placed into service in the second quarter of 2013.
•	Gas Services' financial and operating results were higher in the second quarter and first half of 2014 than the same periods of 2013 mainly because of the new 200 MMcf/d Saturn I Facility, which was placed into service in October 2013, as well as higher volumes and greater facility reliability leading to increased processing fees and operating recoveries at the Company's Musreau shallow cut and deep cut facilities.
•	In Midstream, improved second quarter and first half of 2014 results were largely due to a stronger propane market across North America caused by extended periods of colder-than-average temperatures during the winter, higher sales volumes, stronger margins, additional fee-for-service storage cavern revenue and enhanced service offerings.

Growth Project Update

On May 12, 2014, Pembina announced having secured an additional $460 million in new capital projects, including the 55 mbpd propane-plus fractionator ("RFS III") at its existing Redwater fractionation and storage complex ("Redwater").

RFS III, which is underpinned by long-term take-or-pay contracts with multiple producers, will be the third fractionator at Pembina's Redwater complex and will leverage the design and engineering work completed for Pembina's first and second fractionators ("RFS I" and "RFS II"). Subsequent to the end of the second quarter, Pembina contracted the majority of the remaining capacity at RFS III.

With the addition of RFS III, Pembina's fractionation capacity will total 210 mbpd, making the Company's Redwater complex the largest fractionation facility in Canada. Certain components of RFS III will be upsized and the site will be designed to accommodate a de-ethanizer tower in the future, should Pembina receive commercial support to backstop such an expansion. Subject to regulatory and environmental approvals, Pembina expects RFS III to be in-service in the third quarter of 2017.

In conjunction with building RFS III, Pembina also plans to construct two new pipeline laterals into the Willesden Green area in south-central Alberta at an estimated cost of approximately $60 million. The project, which is underpinned by long-term take-or-pay contracts, entails installing approximately 56 kilometres of high vapour pressure ("HVP") pipeline and 16 km of low vapour pressure ("LVP") pipeline, along with other associated infrastructure. The HVP pipeline will be connected to Pembina's Brazeau Pipeline and will be capable of transporting ethane-plus NGL from the field for delivery into the Fort Saskatchewan area. The LVP pipeline will be tied into Pembina's Drayton Valley system and will deliver condensate into the Edmonton market. Subject to regulatory and environmental approval, Pembina expects both laterals to be in-service in mid-2015. As a result of the ethane-plus lateral, an additional 10 mbpd of capacity will be under long-term contract for fractionation at Pembina's Redwater complex.

During the second quarter of 2014, Pembina spent $298 million in capital to progress its growth initiatives as follows:

•	In the Company's Conventional Pipelines business, work continued on the Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). With respect to the crude oil and condensate portion, Pembina expects the project to be mechanically complete late in 2014 and commissioned in early-2015. Subject to regulatory approval, Pembina expects the NGL component of the project to be in-service in mid-2015.
•	The Company placed its previously announced pipeline expansion between Simonette and Fox Creek, Alberta into service on August 6, 2014.
•	Stakeholder consultation continues on the Company's previously announced Phase III pipeline expansion (the "Phase III Expansion") and Pembina anticipates filing regulatory applications for the project in the third quarter of 2014. Subject to regulatory and environmental approvals, Pembina expects this expansion to be in-service between late-2016 and mid-2017. Over the next several months, the Company is continuing work to secure further pipeline transportation commitments from customers while it refines the project scope. Subsequent to the end of the second quarter, Pembina secured an additional commitment of approximately 20 mbpd of capacity under a long-term contract. Any further commitments made before Pembina begins to order long-lead equipment would support increasing the design capacity of the Phase III Expansion.
•	The Company is also making progress on its previously announced plans to extend the presence of its infrastructure into the Edson, Alberta area. The Company expects to spend approximately $100 million to complete work on two pipelines - one new NGL pipeline and one existing pipeline - between Edson and Fox Creek/Windfall junction and construct an NGL and condensate truck terminal near Edson. The estimated capital includes approximately $23 million associated with a pipeline acquisition which was announced in November 2013. Pembina expects that the new NGL pipeline will have a capacity of approximately 50 mbpd. The existing pipeline, which has a capacity of approximately 13 mbpd, will be transitioned into dedicated condensate use. A portion of both of these pipelines is under long-term take-or-pay contracts. Subject to regulatory approval, Pembina expects to bring the new NGL pipeline into service and transition the other pipeline into dedicated condensate service in early-2016 and bring the truck terminal into service in late-2016. Volumes aggregated from these pipelines and the truck terminal will access capacity on the segment of Pembina's Phase III Expansion from Fox Creek into Edmonton, Alberta.
•	At the Company's Resthaven Facility, Pembina is currently progressing pre-commissioning activities and has completed 90 percent of site construction to date. The Company expects to bring the facility and associated pipelines into service by the end of the third quarter of 2014.
•	Pembina's Midstream business placed a new full-service truck terminal in the Cynthia area of Alberta into service on June 16, 2014.
•	At Pembina's previously announced $415 million RFS II project (a second 73 mbpd ethane-plus fractionator at Pembina's Redwater site), the Company continued to progress facility construction during the second quarter of 2014. Long-lead equipment purchasing is substantially complete, with all major items expected to be delivered to the site by the end of the third quarter of 2014. The mechanical contractor mobilized to the site at the start of April 2014 and structural steel and piping is currently being installed. The project is on schedule and is anticipated to be on-stream late in the fourth quarter of 2015.

Financing Activity

On April 4, 2014, Pembina closed its offering of $600 million of senior unsecured medium-term notes. The notes have a fixed interest rate of 4.81 percent per annum, paid semi-annually, and will mature on March 25, 2044. The Company used a portion of the proceeds from the notes offering to repay the $75 million senior unsecured term facility on April 7, 2014 and the $175 million senior unsecured notes (Series A) on June 16, 2014. Pembina intends to use the remainder of the proceeds to partially fund capital projects and for other general corporate purposes.

Second Quarter 2014 Conference Call & Webcast

Pembina will host a conference call on Monday, August 11, 2014 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the 2014 second quarter. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 18, 2014 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 41639054.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=742975&s=1&k=55D46AA972D970311CA2D1FF6454F2EB in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "anticipates", "estimates" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; future dividends which may be declared on Pembina's common shares; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, terminalling, storage and hub facilities, and; the anticipated use of proceeds from financing.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs;  that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a  number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted cash flow from operating activities, and adjusted cash flow from operating activities per share. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the Non-GAAP and Additional GAAP measures differently.  Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP and additional GAAP measures, including reconciliations to measures recognized by GAAP, please refer to the MD&A, which is available on SEDAR at www.sedar.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Scott Burrows, Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:18e 08-AUG-14